Exhibit 12.1

Wal-Mart Stores, Inc.
Ratio of Earnings to Fixed Charges

	Nine Months Ended		Fiscal Years Ended
	October 31,		January 31,
(Amounts in millions)	2016	2015	2016	2015	2014	2013	2012
Income from continuing operations before income taxes	$14,847	$15,544	$21,638	$24,799	$24,656	$25,662	$24,332
Capitalized interest	(27)	(28)	(39)	(59)	(78)	(74)	(60)
Consolidated net income attributable to the noncontrolling interest	(421)	(212)	(386)	(736)	(673)	(757)	(688)
Adjusted income before income taxes	14,399	15,304	21,213	24,004	23,905	24,831	23,584

Fixed charges:
Interest (1)	1,809	2,011	2,587	2,520	2,413	2,325	2,382
Interest component of rent	632	606	836	916	933	859	790
Total fixed charges	2,441	2,617	3,423	3,436	3,346	3,184	3,172
Income before income taxes and fixed charges	$16,840	$17,921	$24,636	$27,440	$27,251	$28,015	$26,756
Ratio of earnings to fixed charges	6.9	6.8	7.2	8.0	8.1	8.8	8.4
(1) Includes interest on debt, capital leases and financing obligations, amortization of debt issuance costs and capitalized interest.